February 20, 2024
Vancouver, British Columbia

Wheaton Precious Metals Announces 2023 Production and Sales Results and Forecasts 40% Growth in the Next Five Years

"In 2023, the importance of our diversified portfolio of high-quality, low-cost assets was underscored by Wheaton's ability to meet its annual production guidance, well within the projected range for the year, as strong outperformances by Salobo and Constancia offset headwinds faced by other assets. Moreover, in 2023, we expanded our portfolio by securing agreements for eight development assets, further enhancing our production profile and contributing to our five-year growth profile of 40%," said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. "While our projected 2024 production is consistent with levels attained in 2023, we anticipate growth in the near-term as several assets are slated to commence operations by year-end, with the expanded range in our 2024 guidance accommodating the typical variability associated with development project ramp-ups.

As the premier streaming company with the highest proportion of revenue stemming from precious metals, we consider Wheaton to be the best investment vehicle available to gain long term exposure to precious metals. In addition, with the strength of our balance sheet combined with the demand for streaming capital, we believe Wheaton is strategically positioned to further enhance its industry-leading growth profile."

Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") will provide full production and financial details with the release of its 2023 fourth quarter and full year results on Thursday, March 14, 2024, after market close.

2023 Attributable Production and Sales

Metal	2023 Production Guidance	2023 Actual Production[1,2]	2023 Actual Sales
Gold Ounces		374,585	327,336
Silver Ounces ('000s)		17,220	14,326
Other Metals (GEOs[2])		22,194	24,424
Palladium Ounces		15,800	13,919
Cobalt pounds ('000s)		673	1,074
Gold Equivalent Ounces[2] ("GEOs")	600,000 to 660,000	620,177	537,608
2023 GEOs based on: $1,850 / oz gold, $24 / oz silver, $1,800 / oz palladium, $1,100 / oz platinum and $18.75 / lb cobalt			

In 2023, gold equivalent production came within 2% of the mid-point of the guidance range, primarily as a result of stronger than expected production at Salobo due to higher throughput as the Salobo III expansion project ramped up, and higher grades at Constancia from the mining of the high-grade zones of the Pampacancha deposit. These outperformances were partially offset by lower production from Peñasquito due to the temporary suspension of the mine resulting from a labour dispute lasting from June 7, 2023 to October 13, 2023, the suspension of operations at Minto beginning May 13, 2023, and the halting of production at Aljustrel beginning September 24, 2023.

Commodity Price Assumptions

Metal	*Previous* 2023 Forecast	*Updated* 2024 Forecast
Gold ($ / oz)	$ 1,850	$ 2,000
Silver ($ / oz)	$ 24.00	$ 23.00
Palladium ($ / oz)	$ 1,800	$ 1,000
Platinum ($ / oz)	$ 1,100	$ 950
Cobalt ($ / lb)	$ 18.75	$ 13.00

It is important to note that as gold outperformed all other metals during 2023, the assumed metal prices for 2024 results in lower gold equivalency calculations[1,3] in 2024 compared to 2023.

2024 and Long-Term Production Outlook Using Updated Commodity Price Assumptions

Metal	2023 Actual Production[1,3]	2024 Production Guidance	2028 Target Production Guidance[3,4]	2029-2033 Average Annual Production Guidance[3,4]
Gold Ounces	374,585	325,000 to 370,000		
Silver Ounces ('000s)	17,220	18,500 to 20,500		
Other Metals (GEOs[3])	12,275	12,000 to 15,000		
Gold Equivalent Ounces[3]	584,892	550,000 to 620,000	Over 800,000	Over 850,000
2024 and long-term GEOs based on $2,000 / oz gold, $23 / oz silver, $1,000 / oz palladium, $950 / oz platinum, and $13 / lb cobalt. For purposes of comparison, 2023 Actual Production numbers have been adjusted to reflect 2024 commodity price assumptions.				

2024 Production Outlook

In 2024, GEO[3] production is forecast to be consistent with levels achieved in 2023, as expected stronger attributable production from Peñasquito and Voisey's Bay is forecast to be offset by lower production from Salobo, the suspension of operations at Minto, and the temporary halting of production at Aljustrel. Attributable production is forecast to increase at Peñasquito as a result of uninterrupted operations, and at Voisey's Bay due to the ongoing transition from the Ovoid pit to the underground mines. Attributable production is forecast to decrease slightly at Salobo due to lower grades as per the mine plan, which are expected to partially offset increasing throughput as the Salobo III expansion project continues toward completion. In addition, the Company anticipates production from the Blackwater and Platreef Projects to commence in the fourth quarter of 2024.

On May 13, 2023, it was announced that operations at the Minto Mine had been suspended, and the Yukon Government had assumed care and control of the site. On September 12, 2023, it was announced that as a result of low zinc prices, the production of zinc and lead concentrates at the Aljustrel Mine would be halted from September 24, 2023, until the second quarter of 2025. Combined, the removal of production from Minto and Aljustrel accounts for a 25,000 GEO[3] reduction in 2024 production guidance.

Long-Term Production Outlook

Production is forecast to increase by approximately 40% over the next five years to over 800,000 GEOs[3,4] by 2028, primarily due to growth from Operating assets including Salobo, Antamina, Peñasquito, Voisey's Bay and Marmato; Development projects which are in-construction and/or permitted including Platreef, Blackwater, Goose, Mineral Park, Fenix and Santo Domingo; and Pre-development projects including Curipamba, Marathon and Copper World, for which production is anticipated towards the latter end of the five-year forecast period.

From 2029 to 2033, attributable production is forecast to average over 850,000 GEOs[3,4] in the five-year period and incorporates additional incremental production from pre-development assets including the Cangrejos, Kudz ze Kayah, Curraghinalt, Victor, Toroparu and Kutcho projects, in addition to the Brewery Creek, Black Pine and Mt. Todd royalties.

Not included in Wheaton's long-term forecast and instead classified as 'optionality', includes potential future production from Pascua Lama, Navidad, Cotabambas, Metates and additional expansions at Salobo outside of the Salobo III mine expansion project.

Fourth Quarter and Full Year 2023 Results

Wheaton will release its 2023 fourth quarter and full year results on Thursday, March 14, 2024, after market close. A conference call will be held on Friday, March 15, 2024, starting at 8:00am PT (11:00 am ET) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888 664-6383
Dial from outside Canada or the US:	1-416-764-8650
Pass code:	768302#
Live audio webcast:	Webcast Link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 22, 2024 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888 390-0541
Dial from outside Canada or the US:	1-416-764-8677
Pass code:	768302#
Archived audio webcast:	Webcast Link

Wheaton Precious Metals' quarterly reporting for the remainder of 2024 is scheduled to be issued, after market close, on the following dates:

Q1 2024 – Thursday, May 9, 2024
Q2 2024 – Thursday, August 8, 2024
Q3 2024 – Thursday, November 7, 2024

Mr. Wes Carson, P.Eng., Vice President, Mining Operations is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. The Company is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

For further information:

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel: 1-844-288-9878
Email: info@wheatonpm.com

Media Contact
Simona Antolak
Vice President, Communications & Corporate Affairs
Tel: 604-639-9870
Email: simona.antolak@wheatonpm.com

End Notes

[1] Ounces produced represent the quantity of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and average payable rates are based on information provided by the operators of the mining operations to which the silver, gold, palladium or cobalt interests relate or management estimates in those situations where other information is not available (specifically, final 2023 production information for Sudbury, Zinkgruvan, Neves-Corvo, and Los Filos is based on management estimates). Certain production figures may be updated in future periods as additional information is received.

[2] Gold equivalent ounces for 2023 actual production and sales are calculated by converting silver, palladium and cobalt to a gold equivalent by using the following commodity price assumptions: $1,850 per ounce gold, $24 per ounce silver, $1,800 per ounce palladium, $1,100 per ounce platinum and $18.75 per pound cobalt.

[3] Gold equivalent forecast production for 2024 and the longer-term outlook are based on the following updated commodity price assumptions: $2,000 per ounce gold, $23 per ounce silver, $1,000 per ounce palladium, $950 per ounce of platinum and $13.00 per pound cobalt.

[4] Historically, Wheaton has provided 5 and 10-year averages for its long-term guidance, however the company has elected to introduce a 5-year target (2028), in addition to an annual average for years 6 through 10 (i.e. 2029-2033), to provide increased granularity and further transparency of our expected growth profile.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metal purchase agreement/royalty agreement ("PMPAs") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the estimation of future production from mineral stream interests and mineral royalty interests currently owned by the Company (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at the "Mining Operations, the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements, the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton, future payments by the Company in accordance with PMPAs, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of epidemics, including the potential heightening of other risks, future sales of common shares under the ATM program, continued listing of the Company's common shares, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, including any acceleration of payments, projected increases to Wheaton's production and cash flow profile, projected changes to Wheaton's production mix, the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company's business structure, the Company's assessment of taxes payable and the impact of the CRA Settlement, possible domestic audits for taxation years subsequent to 2016 and international audits, the Company's assessment of the impact of any tax reassessments, the Company's intention to file future tax returns in a manner consistent with the CRA Settlement, assessments of the impact and resolution of various legal and tax matters, including but not limited to audits, and the Company's climate change and environmental commitments. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to the satisfaction of each party's obligations in accordance with the terms of the Company's PMPAs or royalty arrangements, risks associated with fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton's interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings, assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence), potential amendments to Canada's transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance's consultation paper released June 6, 2023, potential implementation of a 15% global minimum tax, including the draft legislation issued for consultation by the Canadian Federal Government on August 4, 2023 that would apply to the income of the Company's non-Canadian subsidiaries, 15% global minimum tax applicable from 1 January, 2025 under legislation enacted December 22, 2023 in The Grand Duchy of Luxembourg to the income of the Company's non-Canadian subsidiaries if the Canadian Federal Government does not implement a 15% global minimum tax applicable to income of the Company's non-Canadian subsidiaries counterparty credit and liquidity, mine operator concentration, indebtedness and guarantees, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations, climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable supplies, infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, environmental, social and governance matters, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, Wheaton's acquisition strategy and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2022 on file with the U.S. Securities and Exchange Commission on EDGAR (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic, that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company's common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company's common shares will not be suspended, and that the net proceeds of sales of common shares, if any, will be used as anticipated, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax laws to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.